SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

INTERNATIONAL TEXTILE GROUP, INC.

(f/k/a Safety Components International, Inc.)

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

46048V108

(CUSIP Number)

Michael Gibbons

WL Ross & Co. LLC

600 Lexington Avenue

New York, New York 10022

Facsimile Number: (212) 826-1100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 20, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 18 Pages)

CUSIP No. 46048V108	Page 2 of 18 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

WLR Recovery Fund II, L.P. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

9,950,691 (1), (2)
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

9,950,691 (1), (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,950,691 (1), (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

59.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

(1)	WLR Recovery Fund II, L.P. (“Fund II”) directly owns 241,419 shares, and International Textile Holdings, Inc. (“Holdings”) directly owns 9,709,272 shares, of the Issuer’s common stock. Fund II is the majority stockholder of Holdings. WLR Recovery Associates II LLC (“Associates II”) is the general partner of Fund II. Wilbur L. Ross, Jr. is the managing member of Associates II. Accordingly, Associates II and Wilbur L. Ross, Jr. may be deemed to share voting and dispositive power over the shares owned by Fund II.
(2)	Includes 9,709,272 shares of the Issuer’s common stock issued pursuant to the merger of ITG Holdings, Inc. (f/k/a International Textile Group, Inc.) (“Former ITG”) with SCI Merger Sub, Inc. (“Merger Sub”), a wholly owned subsidiary of the Issuer, pursuant to an Agreement and Plan of Merger dated as of August 29, 2006 among the Issuer, Merger Sub and Former ITG (the “Merger Agreement”). Pursuant to the Merger Agreement, shares of Former ITG common stock were converted into the right to receive shares of the Issuer’s common stock at a ratio of one share of the Issuer’s common stock for every 1.4739 shares of Former ITG common stock. As part of the transactions contemplated by the Merger Agreement, the Issuer changed its name to “International Textile Group, Inc.” Also includes 970,928 shares issuable to Holdings which are being held in escrow for a period of up to 18 months following the completion of the transactions contemplated by the Merger Agreement to satisfy potential claims for indemnification that may be made on behalf of the Issuer. All such shares placed in escrow that are not applied to satisfy any indemnification claims will be released to the record holder not later than 18 months after completion of the merger.

CUSIP No. 46048V108	Page 3 of 18 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

WLR Recovery Fund III, L.P. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

NA
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

3,920,975 (1)
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

3,920,975 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,920,975 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

23.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

(1)	The shares are owned directly by WLR Recovery Fund III, L.P. (“Fund III”). WLR Recovery Associates III LLC (“Associates III”) is the general partner of Fund III. Wilbur L. Ross, Jr. is the managing member of Associates III. Accordingly, Associates III and Wilbur L. Ross, Jr. may be deemed to share voting and dispositive power over the shares owned by Fund III.

CUSIP No. 46048V108	Page 4 of 18 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

WLR Recovery Associates II LLC (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

9,950,691 (1), (2)
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

9,950,691 (1), (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,950,691 (1), (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

59.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

(1)	WLR Recovery Fund II, L.P. (“Fund II”) directly owns 241,419 shares, and International Textile Holdings, Inc. (“Holdings”) directly owns 9,709,272 shares, of the Issuer’s common stock. Fund II is the majority stockholder of Holdings. WLR Recovery Associates II LLC (“Associates II”) is the general partner of Fund II. Wilbur L. Ross, Jr. is the managing member of Associates II. Accordingly, Wilbur L. Ross, Jr. may be deemed to have shared voting and dispositive power over the shares owned by Associates II.
(2)	Includes 9,709,272 shares of the Issuer’s common stock issued pursuant to the merger of ITG Holdings, Inc. (f/k/a International Textile Group, Inc.) (“Former ITG”) with SCI Merger Sub, Inc. (“Merger Sub”), a wholly owned subsidiary of the Issuer, pursuant to an Agreement and Plan of Merger dated as of August 29, 2006 among of the Issuer, Merger Sub and Former ITG (the “Merger Agreement”). Pursuant to the Merger Agreement, shares of Former ITG common stock were converted into the right to receive shares of the Issuer’s common stock at a ratio of one share of the Issuer’s common stock for every 1.4739 shares of Former ITG common stock. As part of the transactions contemplated by the Merger Agreement, the Issuer changed its name to “International Textile Group, Inc.” Also includes 970,928 shares issuable to Holdings which are being held in escrow for a period of up to 18 months following the completion of the transactions contemplated by the Merger Agreement to satisfy potential claims for indemnification that may be made on behalf of the Issuer. All such shares placed in escrow that are not applied to satisfy any indemnification claims will be released to the record holder not later than 18 months after completion of the merger.

CUSIP No. 46048V108	Page 5 of 18 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

WLR Recovery Associates III LLC (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

NA
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

3,920,975 (1)
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

3,920,975 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,920,975 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

23.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

(1)	The shares are owned directly by WLR Recovery Fund III, L.P. (“Fund III”). WLR Recovery Associates III LLC (“Associates III”) is the general partner of Fund III. Wilbur L. Ross, Jr. is the managing member of Associates III. Accordingly, Wilbur L. Ross, Jr. may be deemed to have shared voting and dispositive power over the shares owned by Associates III.

CUSIP No. 46048V108	Page 6 of 18 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

International Textile Holdings, Inc. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

9,709,272 (1), (2)
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

9,709,272 (1), (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,709,272 (1), (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

57.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

(1)	The shares are owned directly by International Textile Holdings, Inc. (“Holdings”). WLR Recovery Fund II, L.P. (“Fund II”) is the majority stockholder of Holdings. WLR Recovery Associates II LLC (“Associates II”) is the general partner of Fund II. Wilbur L. Ross, Jr. is the managing member of Associates II. Accordingly, Fund II, Associates II and Wilbur L. Ross, Jr. may be deemed to share voting and dispositive power over the shares owned by Holdings.
(2)	Consists of shares of the Issuer’s common stock issued pursuant to the merger of ITG Holdings, Inc. (f/k/a International Textile Group, Inc.) (“Former ITG”) with SCI Merger Sub, Inc. (“Merger Sub”), a wholly owned subsidiary of the Issuer, pursuant to an Agreement and Plan of Merger dated as of August 29, 2006 among the Issuer, Merger Sub and Former ITG (the “Merger Agreement”). Pursuant to the Merger Agreement, shares of Former ITG common stock were converted into the right to receive shares of the Issuer’s common stock at a ratio of one share of the Issuer’s common stock for every 1.4739 shares of Former ITG common stock. As part of the transactions contemplated by the Merger Agreement, the Issuer changed its name to “International Textile Group, Inc.” Includes 970,928 shares issuable to Holdings which are being held in escrow for a period of up to 18 months following the completion of the transactions contemplated by the Merger Agreement to satisfy potential claims for indemnification that may be made on behalf of the Issuer. All such shares placed in escrow that are not applied to satisfy any indemnification claims will be released to the record holder not later than 18 months after completion of the merger.

CUSIP No. 46048V108	Page 7 of 18 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Wilbur L. Ross, Jr. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

13,871,666 (1), (2)
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

13,871,666 (1), (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,871,666 (1), (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

82.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

(1)	WLR Recovery Fund II, L.P. (“Fund II”) directly owns 241,419 shares, WLR Recovery Fund, III, L.P. (“Fund III”) directly owns 3,920,975 shares and International Textile Holdings, Inc. (“Holdings”) directly owns 9,709,272 shares of the Issuer’s common stock. Fund II is the majority stockholder of Holdings. WLR Recovery Associates II LLC (“Associates II”) is the general partner of Fund II and WLR Recovery Associates III LLC (“Associates III”) is the general partner of Fund III. Wilbur L. Ross, Jr. is the managing member of Associates II and of Associates III. Accordingly, Associates II, Associates III and Wilbur L. Ross, Jr. may be deemed to share voting and dispositive power over the shares owned by Fund II, Fund III and Holdings.
(2)	Includes 9,709,272 shares of the Issuer’s common stock issued pursuant to the merger of ITG Holdings, Inc. (f/k/a International Textile Group, Inc.) (“Former ITG”) with SCI Merger Sub, Inc. (“Merger Sub”), a wholly owned subsidiary of the Issuer, pursuant to an Agreement and Plan of Merger dated as of August 29, 2006 among the Issuer, Merger Sub and Former ITG (the “Merger Agreement”). Pursuant to the Merger Agreement, shares of Former ITG common stock were converted into the right to receive shares of the Issuer’s common stock at a ratio of one share of the Issuer’s common stock for every 1.4739 shares of Former ITG common stock. As part of the transactions contemplated by the Merger Agreement, the Issuer changed its name to “International Textile Group, Inc.” Also includes 970,928 shares issuable to Holdings which are being held in escrow for a period of up to 18 months following the completion of the transactions contemplated by the Merger Agreement to satisfy potential claims for indemnification that may be made on behalf of the Issuer. All such shares placed in escrow that are not applied to satisfy any indemnification claims will be released to the record holder not later than 18 months after completion of the merger.

CUSIP No. 46048V108	Page 8 of 18 Pages

Item 1. Security and Issuer.

This Schedule 13D/A relates to the common stock, par value $0.01 per share (the “Common Stock”), of International Textile Group, Inc., a Delaware corporation (f/k/a Safety Components International, Inc.) (the “Issuer”). The Issuer’s principal executive offices are located at 804 Green Valley Road, Suite 300, Greensboro, North Carolina 27408.

Item 2. Identity and Background.

(a)	Names of Persons Filing:

1.	WLR Recovery Fund II, L.P.;

2.	WLR Recovery Fund III, L.P.;

3.	WLR Recovery Associates II LLC;

4.	WLR Recovery Associates III LLC;

5.	International Textile Holdings, Inc. (“Holdings”); and

6.	Wilbur L. Ross, Jr.

Each person listed above is a “Reporting Person” and collectively are the “Reporting Persons.” A list of the executive officers and directors of each Reporting Person that is a corporate entity is attached as Annex A hereto.

(b)	The address of the principal business office for each of the Reporting Persons is:

c/o WL Ross & Co. LLC

600 Lexington Avenue, 19th Floor

New York, New York 10022

(c)	The principal business of each of the Reporting Persons other than Holdings is that of making investments in securities. The principal business of Holdings is to hold the shares of the Issuer.

(d)-(e)	None of the Reporting Persons has and, to the knowledge of such Reporting Persons, none of the individuals listed on Annex A hereto has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship

See Item 6 of each cover page. To the knowledge of the Reporting Persons, each individual listed on Annex A hereto is a citizen of the United States.

CUSIP No. 46048V108	Page 9 of 18 Pages

Item 3. Source and Amount of Funds or Other Consideration.

In connection with the merger of ITG Holdings, Inc. (f/k/a International Textile Group, Inc.) (“Former ITG”) with SCI Merger Sub, Inc. (“Merger Sub”), which was a wholly owned subsidiary of the Issuer, pursuant to an Agreement and Plan of Merger dated as of August 29, 2006 among the Issuer, Merger Sub and Former ITG (the “Merger Agreement”), all outstanding shares of Former ITG common stock were converted into the right to receive shares of the Issuer’s common stock at a ratio of one share of the Issuer’s common stock for every 1.4739 shares of Former ITG common stock. As a result of that merger, as reported herein, the 14,310,497 shares of stock of Former ITG owned by International Textile Holdings, Inc. were converted into the right to receive 9,709,272 shares of common stock of the Issuer. As part of the transactions contemplated by the Merger Agreement, the Issuer changed its name to “International Textile Group, Inc.”

Item 4. Purpose of Transaction.

The Reporting Persons engage in the business of acquiring, holding and disposing of securities for investment purposes. In connection with the merger of Former ITG with Merger Sub, which was a wholly owned subsidiary of the Issuer, Former ITG became a wholly owned subsidiary of the Issuer, and Holdings directly acquired 9,709,272 shares of the Issuer’s common stock. Holdings holds those securities for investment purposes.

Any one or more of the Reporting Persons may acquire additional securities of the Issuer from time to time in the future, subject to certain factors including without limitation market conditions and such Reporting Person’s assessment of the business and prospects of the Issuer.

The Reporting Persons expect to continuously evaluate the business and prospects of the Issuer and their present and future interests in, and intentions with respect to, the Issuer and any one of them may at any time decide to dispose of any or all of the shares of the Issuer currently owned by them as well as securities they may acquire in the future.

Other than as discussed herein, the Reporting Persons currently have no plans or proposals to effect:

(a)	the acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board of Directors;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)	any other material change in the Issuer’s business or corporate structure;

CUSIP No. 46048V108	Page 10 of 18 Pages

(g)	changes in the Issuer’s articles of incorporation, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	any action similar to any of those enumerated above.

However, the Reporting Persons intend to evaluate their investment in the Issuer continuously and any one of them may, based on any such evaluation, determine at a future date to change their current plans or proposals with respect to any action enumerated above.

In the context of evaluating their investments, any of the Reporting Persons may discuss one or more of the foregoing matters with other stockholders of the Issuer or may formulate a plan or proposal relating to one or more of the foregoing matters. In the context of the performance of duties associated with membership on the board of directors of the Issuer, any affiliate of any Reporting Person serving on such board of directors may discuss one or more of the foregoing matters with the other directors of the Issuer or the members of management of the Issuer or may formulate a plan or proposal relating to, or may encourage, cause or seek to cause the Issuer to consider or explore, one or more of the foregoing matters.

Item 5. Interest in Securities of the Issuer.

(a)	See Items 11 and 13 of each cover page.

(b)	See Items 7-10 of each cover page.

(c)	Except as described in this Schedule 13D/A, none of the Reporting Persons and, to the knowledge of such Reporting Persons, no individual listed on Annex A hereto, has effected any transactions in the Common Stock during the past 60 days.

(d)	To the knowledge of the undersigned, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

CUSIP No. 46048V108	Page 11 of 18 Pages

Item 7. Material to be Filed as Exhibits.

Exhibit 99.1 Agreement as to Joint Filing of Schedule 13D/A

Exhibit 99.2 Disclaimer of Beneficial Ownership

CUSIP No. 46048V108	Page 12 of 18 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 26, 2006

WLR RECOVERY FUND II, L.P.

By:	WLR Recovery Associates II LLC, its General Partner

By:	/s/ Wilbur L. Ross, Jr.
Wilbur L. Ross, Jr.
its Managing Member

WLR RECOVERY FUND III, L.P.

By:	WLR Recovery Associates III LLC, its General Partner

By:	/s/ Wilbur L. Ross, Jr.
Wilbur L. Ross, Jr.
its Managing Member

WLR RECOVERY ASSOCIATES II LLC

By:	/s/ Wilbur L. Ross, Jr.
Wilbur L. Ross, Jr.
its Managing Member

WLR RECOVERY ASSOCIATES III LLC

By:	/s/ Wilbur L. Ross, Jr.
Wilbur L. Ross, Jr.
its Managing Member

INTERNATIONAL TEXTILE HOLDINGS, INC.

By:	/s/ David L. Wax
Name:	David L. Wax
Title:	Vice President

/s/ Wilbur L. Ross, Jr.
Wilbur L. Ross, Jr.

CUSIP No. 46048V108	Page 13 of 18 Pages

ANNEX A

WLR Recovery Associates II LLC

Managing Member

Wilbur L. Ross, Jr.

Address

The Managing Member can be reached at the Reporting Person’s principal business office listed in Item 2(b) hereof.

WLR Recovery Associates III LLC

Managing Member

Wilbur L. Ross, Jr.

Address

The Managing Member can be reached at the Reporting Person’s principal business office listed in Item 2(b) hereof.

International Textile Holdings, Inc.

Executive Officers

Wilbur L. Ross, Jr., Chairman, Chief Executive Officer and President

David L. Wax, Vice President

Pam K. Wilson, Vice President

Michael J. Gibbons, Vice President, Secretary and Treasurer

Director

Wilbur L. Ross, Jr.

Address

Each of such executive officers, and the director, can be reached at the Reporting Person’s principal business office listed in Item 2(b) hereof.

CUSIP No. 46048V108	Page 14 of 18 Pages

EXHIBIT INDEX TO SCHEDULE 13D/A

SAFETY COMPONENTS INTERNATIONAL, INC.

Exhibit 99.1	Agreement between WLR Recovery Fund II, L.P., WLR Recovery Fund III, L.P., WLR Recovery Associates II LLC, WLR Recovery Associates III LLC, International Textile Holdings, Inc. and Wilbur L. Ross, Jr., as to joint filing of Schedule 13D/A.

Exhibit 99.2	Disclaimer of Beneficial Ownership by WLR Recovery Associates II LLC, WLR Recovery Associates III LLC, International Textile Holdings, Inc., and Wilbur L. Ross, Jr.